Lisa M. Kahle
T +1 (415) 315-6320
F +1 (415) 315-6033
lisa.kahle@ropesgray.com

August 30, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attn:  Jeffrey P. Riedler

Re:	Tengion, Inc. Registration Statement on Form S-1 Filed July 26, 2013 File No. 333-190196

Dear Mr. Riedler:

On behalf of Tengion, Inc. (the “Company”), we are responding to the Staff’s letter dated August 14, 2013 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) with this response letter.  For your convenience, we have repeated the Staff’s comment below in bold face type before the response below:

General

1.
We note that you are registering the sale of 129,964,189 shares of common stock by various selling stockholders. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Securities and Exchange Commission
August 30, 2013

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under rule 415(a)(1)(i).  In your analysis, please refer to Securities Act Compliance and Disclosure Interpretation Question 612.09 and address the following among any other relevant factors:

•	the number of selling stockholders and the percentage of the overall offering made by each stockholder;

•	the date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

•	the relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

•	any relationships among the selling stockholders;

•
the dollar value of the shares registered in relation to the proceeds that the company received from the selling stockholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling stockholders and/or their affiliates in fees or other payments;

•	any discount at which the stockholders will purchase the common stock underlying the convertible notes or warrants upon conversion or exercise; and

•	whether or not any of the selling stockholders is in the business of buying and selling securities.

We note the Staff’s comment and have reduced the number of shares being registered by the Company from 129,964,189 shares to 2,298,412 shares, which is the equivalent of one-third of the Company’s public float.  We have reduced the number of shares to be registered based in part upon our telephone call with the Staff on August 15, 2013 and in accordance with instructions concerning the calculation of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company, as embodied in the form of Registration Statement on Form S-3.  We arrived at 2,298,412 shares as follows:

Securities and Exchange Commission
August 30, 2013

    As of August 15, 2013, the Company had 4,420,715 shares of common stock outstanding, 578,330 of which were held by directors, officers and greater than 10% holders.  Thus, the number of shares held by the public is 3,842,385.

The highest closing price of the Company’s common stock in the 60 days before August 15, 2013 was $1.31 (which occurred on July 18, 2013).

Accordingly, the Company’s public float is $5,033,524.35 (i.e., 3,842,385 shares * $1.31).  One-third of $5,033,524.35 is $1,677,841.45.  Dividing $1,677,841.45 by the closing price of the Company’s common stock on August 15, 2013 (i.e., $0.73) equals 2,298,412 shares.

Pursuant to the requirements of the registration rights agreement entered into between the Company and the investors in the 2013 financing, the Company is required to first allocate the number of shares to be registered to the shares underlying warrants issued to the investors and the Company is also required to allocate the number of shares underlying such warrants among the investors on a pro rata basis.  The Amendment has done this, as reflected in the Selling Stockholders table presented therein.

2.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with the registration statement.

Please see our response to Comment #1 above.

Plan of Distribution, page 104

3.
We note your disclosure that the selling stockholders may sell securities short and deliver securities to close out their short positions. Please specifically disclose whether, based on information obtained from the selling stockholders, any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, disclose the following additional information:

•	the date on which each such selling stockholder entered into that short position; and

Securities and Exchange Commission
August 30, 2013

•
the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g. before or after the announcement of the convertible note transaction ,before the filing or after the filing of the registration statement, etc.).

We have clarified the disclosure in the Plan of Distribution section of the Amendment to note that no selling stockholder has informed the Company that it has an existing short position in the Company’s common stock.  We have enclosed herewith a courtesy marked copy of the Amendment so that you can easily see all of the changes that have been made from the initial filing of the Registration Statement to the filing of the Amendment.

*           *           *           *           *

We thank you in advance for your consideration of this response.  If you have any questions, please do not hesitate to contact me.

Sincerely,
/s/ Lisa M. Kahle
Lisa M. Kahle

cc:	Via Email

A. Brian Davis, CFO
Tengion, Inc.

Marc A. Rubenstein, Esq.
Ropes & Gray LLP

Enclosure